Exhibit 99.1

Royal Bank of Canada releases updated Supplemental Financial Information package template reflecting adoption of IFRS 17

TORONTO, Feb. 15, 2024 — Royal Bank of Canada (RY on TSX and NYSE) has released an abridged version of its Q4 2023 Supplemental Financial Information package, which will be used in connection with the reporting of its Q1 2024 results on February 28, 2024. As previously disclosed in our 2023 Annual Report, International Financial Reporting Standard 17, Insurance Contracts (IFRS 17) was effective for Royal Bank of Canada on November 1, 2023 and has been applied retrospectively with comparatives restated beginning November 1, 2022. The Q4 2023 Supplemental Financial Information package has been updated to reflect the adoption of IFRS 17 and the restatement of 2023 financial results.

While IFRS 17 impacts the timing of profit recognition of insurance contracts, it will have no impact on total profit recognized over the lifetime of these contracts.

The restated results may not be fully comparable to future periods as we were not managing our asset and liability portfolios under IFRS 17 and the re-balancing of our asset portfolio was not completed until the first quarter of 2024.

Royal Bank of Canada expects to provide more information on the impact of IFRS 17 in its Q1 2024 Report to Shareholders, which will be available on February 28. The abridged version of the Q4 2023 Supplemental Financial Information package is now available at rbc.com/investorrelations. For additional information on changes to accounting policy and disclosure please refer to pages 121-122 and 159 of our 2023 annual report.

About RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 94,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our 17 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/community-social-impact.

Caution regarding forward-looking statements

This press release contains forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this press release may include, but are not limited to, statements relating to the reporting of our financial results. The forward-looking information contained in this press release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding the proposed reporting segment realignment and related impacts and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “suggest”, “seek”, “foresee”, “forecast”, “schedule”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan”, “outlook”, “timeline” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could”, “can” or “would” or negative or grammatical variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: credit, market, liquidity and funding, insurance, operational, regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, legal and regulatory environment, competitive, model, systemic risks and other risks discussed in the risk sections of our annual report for the year ended October 31, 2023 (the 2023 Annual Report), including business and economic conditions in the geographic regions in which we operate, Canadian housing and household indebtedness, information technology, cyber and third party risks, geopolitical uncertainty, environmental and social risk (including climate change), digital disruption and innovation, privacy and data related risks, regulatory changes, culture and conduct risks, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency and our ability to anticipate and successfully manage risks arising from all of the foregoing factors. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk sections of our 2023 Annual Report, as may be updated by subsequent quarterly reports.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events as well as the inherent uncertainty of forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this press release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook sections in our 2023 Annual Report, as such sections may be updated by subsequent quarterly reports.

Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Information contained in or otherwise accessible through the websites mentioned herein does not form part of this press release. All references in this press release to websites are inactive textual references and are for your information only.

Investor Relations Contact:

Asim Imran, 416-955-7804, asim.imran@rbc.com

Media Contact:

Gillian McArdle, 416-842-4231, gillian.mcardle@rbc.com